November 7, 2013

Vincent Di Stefano Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Response to Staff Comments Regarding the Neiman Funds – Preliminary Proxy Statement filed on Schedule 14A (File No. 811-21290)

Dear Mr. Di Stefano:

On behalf of the Registrant, this letter is a response to the comments you provided on November 1, 2013, with respect to the Preliminary Proxy Statement filed on October 23, 2013, related to the solicitation of shareholder approval of a new sub-adviser for the Neiman Tactical Income Fund, a series of Neiman Funds (the “Trust). We have included a summary of each comment and the Trust’s response thereto.

1. Comment: Please include more specific information regarding the reason for terminating the Previous Sub-Advisory Agreement with PageOne.

    Response: Additional disclosure has been added to clarify that the termination was due to performance issues, as well as differences in opinion between the adviser and sub-adviser regarding the future direction of the Fund

2. Comment: Highlight the fact that Interim Sub-Advisory Agreement did not affect the sub-adviser’s compensation.

    Response: The disclosure has been revised to specifically note that the sub-adviser’s compensation did not change. It now reads as follows: “The Interim Agreement and the Previous Sub-Advisory Agreement are identical in all material respects, including the compensation paid to the sub-adviser.”

3. Comment: Please clarify the differences in the sub-advisory fees charged under the New Sub-Advisory Agreement and Previous Sub-Advisory Agreement.

    Response: The section entitled “The New Sub-Advisory Agreement” has been revised to clarify the changes, specifically noting that the sub-adviser’s rate and asset base from which the sub-adviser’s fee is calculated has changed.

November 7, 2013

4. Comment: Please confirm that Absolute Capital is not related to the advisor.

    Response: The Trust confirms that Absolute Capital is not related to the advisor.

5. Comment: Please confirm whether, Harvey Neiman individually, and the Trustees and Officers as a group, control the Trust as that term is defined under the 1940 Act.

    Response: The Trust confirms that neither Harvey Neiman, nor the Trustees and Officers as a group, control the Trust as that term is defined under the 1940 Act. The related section of the proxy statement has been updated accordingly.

If you have any questions or additional comments, please call the undersigned at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible